December 19, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES

TRUST UNIT AND CONVERTIBLE DEBENTURE OFFERING

CALGARY (TSX:PWI.UN; PWX; PWI.DB.A; PWI.DB.B NYSE:PWI) - PrimeWest Energy Trust.(“PrimeWest”) announced today that it has entered into an agreement with a syndicate of underwriters for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 6,420,000 trust units at a price of $23.35 per trust unit for total gross proceeds of $149.9 million and $200 million aggregate principal amount of 6.50% convertible unsecured subordinated debentures.  A preliminary short-form prospectus will be filed with securities regulatory authorities on or before December 21, 2006. PrimeWest has granted the underwriters an option to purchase up to 975,000 trust units and $30 million convertible unsecured subordinated debentures, exercisable in whole or in part at the sole discretion of the underwriters up to 30 days after the closing date.

The net proceeds of the offering will be used by PrimeWest for repayment of debt outstanding on October 31, 2006.  A large portion of this debt had been incurred in connection with the acquisition of assets in the United States, as announced on June 26, 2006.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Closing of the transaction is expected on or about January 11, 2007.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders. Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI". Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year Convertible Debentures due 2009 of PrimeWest trade on the TSX under the symbol "PWI.DB.A" and the Seven-year Convertible Debentures due 2011 trade under the symbol "PWI.DB.B".

For further information regarding PrimeWest, contact George Kesteven, Manager, Investor Relations at (403) 699-7367 or Toll-Free at 1-877-968-7878.

Endnotes

SUITE 5100 150 – 6TH  AVENUE S.W.

CALGARY, ALBERTA   CANADA   T2P 3Y7

TELEPHONE:  (403) 234-6600

FACSIMILE:  (403) 266-2825